Mail Stop 3561

April 18, 2008

Corporation Service Company
2711 Centerville Road
Suite 400
Wilmington, DE 19808
Attention: Ian Warwick,
        Chairman and Chief Executive Officer of
        Aftersoft Group, Inc.

     Re: **Aftersoft Group, Inc.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed March 20, 2008
              File No. 333-140758

Dear Mr. Warwick:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. We note the revision to the registration statement fee table. The fee is determined at the time the shares are initially included in the registration statement. Please revise to reflect the prior fee for the shares included in the prior registration statement. The 300,000 additional shares included in this amendment would reflect the current fee rate.

Prospectus Cover Page

2. Please highlight the cross-reference to the risk-factors section. See Item 501(b)(5) of Regulation S-K.

Inside Front Page of Prospectus

3. We note the statement that the "information in this prospectus may only be accurate as of the date of this prospectus regardless of the time of delivery of this prospectus or of any disposition of our common stock." It is not clear what period of time this statement is meant to address. We also note the statement that "the prospectus is accurate only as of the date the dividend is distributed." Since this document also covers a selling shareholder, this statement is unclear. If the distribution of your shares of common stock is not complete, it would appear that you would have a duty to update the prospectus of material changes to your business consistent with the undertakings in Part II of your registration statement. Please advise.

Prospectus Summary, page 1

4. We reissue comment four from our letter dated July 9, 2007. Please briefly describe the current business of ADNW and any of its subsidiaries with which you are affiliates. The reference to a database is unclear. In addition, please provide us with an analysis as to whether ADNW is a smaller reporting company. We may have further comment.

5. We note that EXP and DSS were sold on November 12, 2007. Please disclose the material terms of the sale.

Summary Financial Data, page 4

6. Please disclose that the amounts, except per share data, are stated in thousands.

Risk Factors, page 6

7. We note that ADNW is not current in its reporting obligations. Provide clear disclosure throughout the prospectus and add a risk factor. In light of these delinquencies, provide a supplemental analysis as to why it would be in the public interest to declare the registration statement effective. We direct you to Item 461(b) of Regulation C.

Majority Stockholder Distributing Securities And Additional Selling
Shareholder Distributing Securities, page 13

8. We note your disclosure: "The Additional Selling Shareholder may from time to time offer all or some of the shares pursuant to this offering." If this disclosure means that Rule 415 of the Securities Act of 1933 is applicable to your transaction, please add the Rule 415 language and box to your registration statement cover page. Please see Form S-1.

Plan of Distribution, page 14

9. Please add disclosure to define "ex-dividend date."

10. Please add disclosure to clarify the meaning of "the Group."

11. We reissue comment 14 from our letter dated July 9, 2007. Please explain the business purpose(s) for the spin-off. In particular, we note that the board of ADNW was contemplating a spin-off in the fall of 2005; however, we note that the reverse acquisition with W3 creating Aftersoft did not occur until December 2005. Also, explain in greater detail the separation of "the Group" activities. Lastly, explain how the spun-off company would be a "more focused enterprise" that would allow the market to better "understand and value the company."

12. We reissue comment 17 from our letter dated July 9, 2007. Please tell us whether the approval of ADNW shareholders is required for the spin-off, and if not, explain why. We note your supplemental response that Aftersoft has neither control nor authority over ADNW. However, ADNW is your parent and therefore controls Aftersoft. In addition, the approval of ADNW shareholders would relate directly to the spin-off transaction that is being registered by Aftersoft.

13. We note your disclosure: "We understand that ADNW will effectively cease operations and become dormant following the distribution of the Dividend Shares." Please add disclosure to clarify exactly what you mean by "become dormant." Also, reconcile this disclosure with the disclosure in the summary which refers to ADNW retaining databases to supply data to the automotive industry through its UK subsidiaries. Lastly, clarify whether ADNW, as a dormant company, may merge with a private company following the spin-off.

14. We reissue comment 24 from our letter dated July 9, 2007. Please confirm to us whether any shareholder of ADNW so controls ADNW that the shareholder essentially has decided on ADNW undertaking the spin-off. In addition, we note your supplemental response that Aftersoft owns approximately 26.62% of ADNW for assuming certain liabilities of ADNW. We are unable to locate such disclosure in the prospectus. Add clear disclosure of this transaction and clarify the liabilities assumed. Lastly, explain how the spin-off will occur in light of this ownership of Aftersoft in ADNW.

15. We note the reference to the shareholders receiving shares in the spin-off distribution as "selling shareholders" on page 15. The registration statement is registering the spin-off and not the resale of such shares. Please revise the disclosure accordingly.

Legal Proceedings, page 18

16. Disclose the material terms of the legal proceeding involving Mr. Blumenthal. Disclose the date the lawsuit was filed and the court where the proceedings were pending, the material facts, and the settlement terms.

Security Ownership of Certain Beneficial Owners and Management, page 23

17. Disclose the control person(s) for each entity listed in the security ownership tables.

18. Because you identify Michael Jamieson as one of your named executive officers, please add disclosure regarding his security ownership to the table on page 23. Please see Item 403(b) of Regulation S-K.

Description of Business, page 27

19. We note your references to industry information provided by Automotive Aftermarket Industry Association on pages 29 and 36. Please file its consent or confirm that data it provided is available either for free or at a nominal cost. See Rule 436 of Regulation C.

20. On page 35, please revise the following sentence to enhance the clarity of your disclosure, or tell us why you believe it should not be revised: "Within the warehouse distribution segment, we will continue to support our legacy system in the same that our competitors our doing."

21. On page 35, please revise the following paragraph to enhance the clarity of your disclosure, or tell us why you believe it should not be revised:

> Within the auto service retail and tire segments of the market, the tire segment being broken down into, retail, wholesale and commercial. We believe that by focusing on providing the "best in breed" solution for customers of all sizes, integrating and extending the functionality of our solution for the entire supply chain, we will be able to offer clients more than our competitors. Giving customers the opportunity to move away from existing legacy systems that restrict market opportunities, tie-ins and require costly maintenance of old legacy systems.

22. Please add the disclosure specified by Item 101(h)(5) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 36

23. We note your statement in this section and on page 58 that the prospectus includes forward-looking statements as such term is defined in the Securities Act of 1933. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities

Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made by companies that issue penny stock. Please either:

- delete any references to the Private Securities Litigation Reform Act; or

- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

24. We reissue comment 40 from our letter dated July 9, 2007. The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

25. We note that you reference an independent valuation of goodwill at ASNA on page 42. Please name the expert from whom you received the valuation and file a consent from the expert.

26. We note your response to comment 46 of our letter dated July 9, 2007. Please tell us what circumstances caused CarParts to accrue for potential sales tax liabilities when it abandoned its internet retailing business in June 2001. It appears that such tax liabilities would have been recognized at the same time that the related sales were recorded. Explain what statute of limitations expired and when. Explain to us why the company did not accrue for the sales tax liabilities in prior periods when the sales were recorded.

27. On page 46, please revise the following sentence to enhance the clarity of your disclosure, or tell us why you believe it should not be revised: "While we believe our present revenues will support our current business going forward, and the recent successful closing of debt funding will enable us to capitalize on the opportunities presented to us."

28. On page 48, please add disclosure to clarify the meaning of "thru-put."

Certain Relationships and Related Transactions, page 51

29. Please revise your disclosure at the first bullet on page 51 so that it complies with Item 404(a)(5) of Regulation S-K. For instance, with respect to the advances you discuss, the amount of advances outstanding should be disclosed as of the latest practicable date. Please see Item 404(d)(1) of Regulation S-K.

30. Please expand your disclosure concerning the three acquisitions and the transactions with ADNW to include the information required by Item 404(a) of Regulation S-K.

31. Please add the disclosure required by Item 407(a) of Regulation S-K.

32. Please tell us the names of the third parties who purchased property and equipment from the registrant for $308,000 in fiscal 2006 and who purchased Euro Soft for $1.4 million on June 10, 2006. Explain any relationship between these third parties and the registrant and ADNW.

Executive Compensation, page 54
Compensation Targets

33. Your disclosure that your compensation committee is setting competitive targets seems to conflict with your disclosure on page 57 under the heading "How the Elements Interact," which seems to indicate that certain of your compensation targets have been set. Please reconcile this disclosure. Also, please disclose the specific performance targets used to determine incentive amounts if the targets have been established.

Financial Statements, page 61
Consolidated Balance Sheet, page F-2

34. Please provide a consolidated balance sheet as of June 30, 2006. In addition, expand your footnote disclosures to provide balance sheet information as of June 30, 2006, to the extent applicable. Refer to Rule 8-02 of Regulation S-X for additional guidance.

Note 1. Summary of Significant Accounting Policies, page F-7
Goodwill, page F-11

35. Please disclose the goodwill for each reportable segment and any significant changes in the allocation of goodwill by reportable segment. Refer to paragraph 45 of SFAS 142 for additional guidance.

Note 2. Acquisitions and Dispositions, page F-16

36. We note that you recorded an increase to goodwill as a result of payments by ADNW to the former owners of EXP and CSC. Please tell us where the corresponding credit is recorded in your consolidated financial statements.

Interim Consolidated Financial Statements as of and for the three and six months ended December 31, 2007, page F-29

37. We note your response to comment 24 of our letter dated July 9, 2007. Please disclose as a subsequent event in the footnotes to your interim financial statements the March 2008 transaction in which you received 27.6 million shares of your parent, ADNW, Inc. in exchange for the assumption of liabilities. Please disclose the ownership percentage of ADNW that you will have after the transaction and the reasons for undertaking the transaction. Also disclose the nature and amounts of the liabilities assumed by ADNW, Inc. Explain how the transaction will be accounted for and reflected in the your consolidated financial statements.

Consolidated Balance Sheet, page F-29

38. Please provide a consolidated balance sheet as of June 30, 2007. In addition, expand your footnote disclosures to provide balance sheet information as of June 30, 2007, to the extent applicable. Refer to Rule 8-03 of Regulation S-X for additional guidance.

Note 5. Long-Term Debt, page F-43

39. Please disclose the assumptions used in applying the Black Scholes model to estimate the fair value of your warrant issuances.

Part II
Indemnification of Directors and Officers, page 63

40. Please delete the reference to "Advanced Media."

Recent Sales of Unregistered Securities, page 63

41. On page 64, for the transaction where you issued a "total 5,208,337 shares of Common Stock at $0.48 and 5,208,337 warrants to purchase common stock at $1.00," please add the disclosure required by Item 701(a) of Regulation S-K.

42. Please revise your disclosure pertaining to each transaction so that it complies fully with Item 701(d) of Regulation S-K. You do not briefly state the facts relied upon to make the exception available for each transaction and do not state the date of sale for all of the transactions.

43. Please include all recent sales of unregistered securities in this section. For example, your disclosure elsewhere indicates that the 300,000 shares of common stock issued to Mr. Blumenthal were issued in 2007. This transaction does not appear in this section.

Exhibits, page 66

44. Please file a complete copy of your certificate of incorporation, as amended, as an exhibit. Please see Item 601(b)(3)(i) of Regulation S-K.

Exhibit 5.1

45. We note that the legality opinion indicates that you are registering the shares to be sold by selling shareholders. Please revise to separate into the two transactions being registered: the spin-off, and the selling shareholder offering.

Signatures

46. Please include the signature of the controller or principal accounting officer, as required by Instruction 1 to Form S-1.

Exchange Act Filings

47. Please revise your Exchange Act filings in accordance with the comments on the financial statements and related disclosures, as applicable.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Healthcare Services

cc: David Danovitch, Esq.
        Kristin Angelino, Esq.
        Jaclyn Amsel, Esq.